News for Immediate Release

Electrovaya to participate in the Water Tower Research Fireside Chat Series

Toronto, Ontario - February 16, 2021 - Electrovaya Inc. (TSX: EFL; OTCQB: EFLVF), a lithium ion battery manufacturer with industry-leading safety, cycle-life and performance, with substantial intellectual property. Will be participating in the Water Tower Research Fireside Chat Series on Thursday, February 17, at 2:00pm EST. Electrovaya's COO Raj DasGupta will be providing an overview of the company's lithium-ion and solid-state battery platforms and growth strategy. Registration for the live webcast of the fireside chat is available Here, and this event is open to all investors. A replay of the fireside chat will be made available on Electrovaya's event page.

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About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary Lithium Ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor Contact:

Jason Roy - Director, Investor Relations and Communications

Electrovaya Inc. / Telephone: 905-855-4618 / Email: jroy@electrovaya.com